FPA CAPITAL FUND, INC.

RESULTS OF SPECIAL MEETING

Following is a list of matters voted upon and the results of those votes cast at the special meeting of shareholders held May 1, 2006:

1. With respect to the election of six directors by shareholders:

Votes For Votes
Withheld
Willard H. Altman, Jr.
29,436,888
297,278
Alfred E. Osborne, Jr.
25,317,947
4,416,218
A. Robert Pisano
29,421,191
312,974
Patrick B. Purcell
29,412,501
321,665
Robert L. Rodriguez
28,466,897
1,267,268
Lawrence J. Sheehan
29,383,173
350,993

2. With respect to a new Investment Advisory Agreement with Resolute, LLC, to take effect on or about October 1, 2006, a total of 20,153,782 shares voted for, 431,255 shares voted against, and 531,401 shares abstained.